UNITED STATES
SECRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	[   ] Form 10-K	[   ] Form 20-F	[   ] Form 11-K
		[   ] Form 10-Q	[ X ] Form N-SAR

	For Period Ended: October 31, 2001
	[   ] Transition Report on Form 10-K
	[   ] Transition Report on Form 20-F
	[   ] Transition Report on Form 11-K
	[   ] Transition Report on Form 10-Q
	[   ] Transition Report on Form N-SAR
	For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing From. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Salomon Brother High Income Fund II Inc.
Full Name of Registrant


Former Name if Applicable

125 Broad Street
Address of Principal Executive Office (Street and Number)

New York, NY 10004
City, State and Zip Code

RART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ]	 (a)The reasons described in reasonable detail in Part III
            of this form could not be eliminated without unreasonable effort or expense;
[   ]	 (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[   ]	 (c)The accountant's statement of other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheet if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marianne Motley	    212	            291-2772
(Name)          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
				[   ]Yes	[   ]No


(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
				[   ]Yes 	[   ]No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Salomon Brother High Income Fund II Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:	December 26, 2001		By: Marianne Motley

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.